Exhibit 23-a

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 dated September 11, 2018) pertaining to the Stock Purchase and Deferral Plan and the Cash Deferral Plan of AT&T Inc. (AT&T), for the registration of 30,000,000 shares of its common stock and $500,000,000 in deferred compensation obligations, of our reports dated February 20, 2018, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2017 and the financial statement schedule of AT&T included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
September 11, 2018